MONARCHY RESOURCES INC.

Calle urique número 5, Colonia Fuentes de Bellavista, c.p. 33880

Hidalgo del Parral, Chihuahua, Mexico

Tel: (702) 722-1003

www.monarchyreosurcesinc.com

info@monarchyresourcesinc.com

May 22, 2014

Securities and Exchange Commission

Division of Corporate Finance

Attention: John Reynolds

Re: Monarchy Resources

Form 10K for Fiscal Year Ended October 31, 2013

Filed February 14, 2014

File No. 000-54622

We are writing to inform you that we have received your comment letter to our Form 10K filed on February 14, 2014, in which you asked for additional disclosure with respect to our properties and exploration results as well as additional risk disclosure with reference to our properties.

We will be filing an amended Form 10K incorporating the changes you have requested on or before Friday, June 6, 2014.

Thank you.

Monarchy Resources Inc.

Per “Jose Perez”

Jose Perez